
Humphry Slocombe

HUMPHRY SLOCOMBE

2019 Report

Dear investors,

Dear Investors,

I wanted to send a quick update to let you know how Humphry Slocombe is doing given the recent pandemic. As you can imagine, this was a huge blow to our business, given that the majority of our revenue comes from retail. Almost immediately, we saw an 84% drop in store sales. In recent weeks, it has improved to 75% down, so I am seeing a slow improvement as consumers start to feel more comfortable visiting our stores again.

As a result, I was forced to lay off the majority of our retail, events, and production staff. Yesterday we were a team of 70 and today we are a skeleton crew of 17 employees, but we are lean and mean.

The silver lining is that we did not have all of our eggs in one basket (Retail only). We have a growing Wholesale business and were already well developed in local delivery and ecommerce. Therefore, we are leaning in hard on those 3 channels.

· Wholesale - continuing to support our Wholesale business. Wholesale sales almost doubled as most of consumer food spend is now concentrated in grocery stores.

· eCommerce - promoting our eCommerce business. This is a small portion of our business but we've also seen our sales triple in the last weeks.

· Delivery - we are keeping our scoop shops open for take out and delivery. Delivery sales have more than doubled due to CA's Shelter in Place mandate. Our partnerships with Doordash Kitchens and Cloud Kitchens have been invaluable at this time.

The combination of cutting costs immediately and leaning into these other channels has allowed us to maintain cash flow.

Many of you have reached out to see how you can help. There are multiple ways that you can continue to support our brand:

· Online gift cards - for yourself or to send to friends! Gives us cash up front and you can continue to use your investor discount! https://squareup.com/gift/9GQ1KTTTPA8SH/order

· Send ice cream care packages – to yourself or to your loved ones through Goldbelly! Use code "GOLDB3LLY" for $20 off your first order. We now have Dairy Free options as well! https://www.goldbelly.com/humphry-slocombe

Look ahead for 2021

· Retail – our store openings have been pushed to 2021

o Redwood City – evaluating lease for our first shop in the Penninsula. In the new Chan Zuckerberg Initiative building on Broadway.

o Oakland Assembly – negotiating lease for booth at new food hall in Jack London Square.

· Wholesale – strengthening and expanding our business in the Bay Area and NY Metro

o Increasing online grocery and adding new single unit Bay Area accounts

o Increasing promos for trial and volume

· eCommerce and Delivery

o Leveraging this time to strengthen our eCommerce and build "habits" on ordering ice cream on-line and through delivery

o Adding 2 new delivery locations for a total of 8 locations (including our 4 stores)

o Updated revenue projection for 2021 is $3MM, assuming our Retail will be down 70% of the rest of the year.

As always, please reach out with any questions and stay safe

We need your help!

COVID 19 hit our retail stores hard with sales still down 75%. Investors can help in a number of ways:

1) Connections - if they have connections to non-retail channels such as grocery, on-line markets, or ecommerce that they think would be a great fit, we continue to look for opportunities to expand these channels in this new world.

2) Be a brand ambassador - by being brand ambassadors and driving awareness of our ice cream where they live, they can help drive sales of our ice cream across all channels.

3) Be a customer - they can also support as customers by purchasing our gift cards and ecommerce boxes on goldbelly.com and amazon.com.

Sincerely,

Jina Osumi
CEO

Hanson Li
Board Member

Jake Godby
Founder and Executive Chef

Sean Vahey
Founder and Head of Marketing

Our Mission

We want to be a household name in every metropolitan city, meaning national grocery distribution.

See our full profile

How did we do this year?

Report Card

B+

The Good

Revenue increased 20% to $4.8MM from $4MM last year. This is attributed to our new Berkeley store as well as Wholesale growth.

Pint sales specifically increased by 19% due to Wholesale and delivery. We added 2 local delivery points in the Bay Area.

Key partnerships like Oceania, Maker's Mark, and The Glenlivet increased brand exposure while bringing marketing revenue.

The Bad

We closed the Abbot Kinney store on 9/19 due to low sales after 1 year. This was due to poor demographic fit and competition.

Negative cash flow driven in a large part by the LA store. We are actively working on reducing COGs and increasing margin.

Same store sales were flat to declining due to decline in tourism (increased CA fires and homelessness).

2019 At a Glance

January 1 to December 31

$4,795,088 +20%
Revenue

-$876,868
Net Loss

$618,785 +49%
Short Term Debt

$567,506
Raised in 2020

$480,662
Cash on Hand
As of 05/14/20

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We're an 11 year-old artisan ice cream company based in San Francisco. What started with one scoop shop has now become four, plus 568+ wholesale accounts and eCommerce. While most brands cater to children, we make ice cream for adults, by adults: our signature flavor is bourbon ice cream with cornflakes! We source the best ingredients possible and make all of our ice cream locally in California.

Milestones

Humphry Slocombe Group, LLC was incorporated in the State of California in December 2008.

Since then, we have:

- Pint shipments at 105% growth (CAGR) from 2016 to 2018.

- Four scoop shops in CA.

- Sold in 568+ grocery stores across 12 states, adding 41 every quarter.

- Named "Top 5 Ice Cream in America" by the Food Network.

- Collaborations with Queer Eye, Maker's Mark, Imperfect Produce, Blue Bottle, the Glenlivet, Cowgirl Creamery, and more.

- Award winning ice cream (2018 Sofi for Black Sesame and 2016 Sofi for Blue Bottle Vietnamese Coffee).

- Whole Foods Market 2018 NorCal Supplier of the Year

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $4,795,087.79 compared to the year ended December 31, 2018, when the Company had revenues of $4,008,176. Our gross margin was 50.2% in fiscal year 2019, compared to 55.1% in 2018.

- *Assets.* As of December 31, 2019, the Company had total assets of $1,645,524.66, including $46,078.53 in cash. As of December 31, 2018, the Company had $1,779,650.30 in total assets, including $25,290.43 in cash.

- *Net Loss.* The Company has had net losses of $876,868.19 and net losses of $712,951 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.

- *Liabilities.* The Company's liabilities totaled $1,197,639.06 for the fiscal year ended December 31, 2019 and $618,101.51 for the fiscal year ended December 31, 2018.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $667,359 in debt, $1,248,001 in equity, and $865,034 in convertibles.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Humphry Slocombe Group, LLC cash in hand is $480,662, as of May 2020. Over the last three months of Q4 2019, revenues have averaged $312,476/month, cost of goods sold has averaged $127,934/month, and operational expenses have averaged $270,303/month, for an average burn rate of $85,761 per month. Our intent was to be profitable in 18 months.

COVID 19 hit at the end of Q1 2020, which significantly impacted our business. We had to lay off the majority of our staff in retail, events, and production and are currently running on a skeleton crew. By acting early, we were able to maintain cash flow and continue to keep the lights on across all our channels, including our retail stores. They have been open the entire time for take out and delivery.

Retail will be 75% down as we have seen this consistently over the past 2 months. Wholesale will be consistent to our original projection. There will be little to no Events revenue this year.

We have a licensing deal with Oceania Cruises that generates $120,000 per year for 2 years. This deal will probably be delayed due to the impace of COVID on the hospitality industry, and specifically on cruiselines.

Net Margin: -18% **Gross Margin: 50%** **Return on Assets: -53%** **Earnings per Share: -$5.70**

Revenue per Employee: $299,693 **Cash to Assets: 3%** **Revenue to Receivables: 7,539%** **Debt Ratio: 73%**

HS_Group_LLC_2019_Financials_-_WEFUNDER.pdf

Humphry_Slocombe_Group__LLC_12-31-18_FS.pdf

We ❤ Our 520 Investors

Thank You For Believing In Us

Ted Ooyevaar
Dean Paul Mitzel
Robert LaRusso
Marylin Hebert
James D Bridges
Timothy Asher
Dr. Ala M Shaqra
Steve Vassallo
Rick Ton
John E. Penny
Shai Livne
Edmond Sassine
Hubert Lo
Nicolas Radin
Antony Retchaganathan
Hendra Tambunan
Lee Sherman
Richard HALPRIN
Narayanasamy Rengasamy
Daniel John Costello
Paolo Cascone
Sankar Muthukrishnan
Michael Wingren
Krista S Hackler
James L. Wolfrey
Kirk Jaastad
Jason Woloz
Gabriel Lanoza
Bob Mankos
David Troxell
Richard H Lange
Octavian Nita
Harry Green
R David Kovacik
Arthur Popkave
Marc Doolittle
Jo Demol
John F Maniec
Richard Kavanagh
Don Kimbrell
Petar Faitondjiev
Mark Osier
Stanley Onubiyi
Timothy Slomer
Mark A HIRSCHKORN
Brian Metcalf
Charles David Wardrope
Ron Jonas
Ryan Nakaima
Joseph Rieder
Walter Liquin
Raphael Garcia
Michele Hunter
Mark Mealy
Kyle Wheelan
Gloria Perniciaro
Lewis M. Linson
Helga Bluestone
Sherman Farr Jr
Michael Huisman
Ramakanta Velagala
Carol Benz
Eliecer Navarro
Scott Moseley
Paul Bryant
Terry Baker
Geoffrey Shanks
Anjana Rames
Raymond Bylinowski
William Eith

Andy Kurtts
Pieter De Waal DeWet
Barnaby Zelman
Wendy Auyoung
H Samuel Hopper
Greg Wilson
Lyle Notice
Peter DePOK
Adam Rader
Risto Kilpinen
Chris Clover
Cindy Atkinson
Igors Lavrinovics
Matthew Infante
Bridgette Hensley
Patrick Whitney
Amit Dayal
Oliver Ray Reed
Mike Gilroy
Prakash J Thiruppathi
Lee Celski
Alexander James Sutherl...
Steven Chennappan
Melvin Lancey
Joseph Hunter
James Lerner
Erasmo Leon
Marquis T. Woods
Dan Boese
Perig Vennetier
Michelle Kalnas
Thanhvo Thi NGUYEN
Michael Schroeder
Greg Gordon
Henry Gilkes
Darshan Bugeaud
Gary Dean
Ranji N Samaraweera
Marc Uijterwijk
Mark Gwizdala
Anthony Cheng
Justin Dockendorf
Arie Band
Melissa Piekaar
William Taylor
Stavros Ballas
Matthew Snow
William Honeycutt
Marco Pedrotti
Louis Beryl
John Sickler
Christopher Eggert
Vivien Lok
James Morreau
Demetrios Kalligerakis
Robert Brunell
David Lundahl
Samir Patel
Ricardo De La Cruz
Avinash Karnani
John Patrick
Jack A Schmeiser
Thomas Parmenter
Paul Drechsler
Vadim Slavin
Benjamin Chostner
Robert Holston
Anthony Trani
Paul Isenbarger
Richard Chung

Gregory Jegier
Anya Feinberg
Jon D Davis
Mathieu Tyler Guy Jang
Peter Walker
Matt Riordan
Patrick O'Brien Boling
Jeff Bush
William Price
Gary Lardy
Teresa Hickle Veltri
Bob Zoller
Matthieu Jacquier
Todd Herrold
Tyrone Malloy
Bart Kayser
Devin Corr-Robinett
Mario Hernandez
John Danesi
John J. Flowers Jr
Stephen Gorshow
Robert Tagtow
Ryan Moore
Stephen William WALLS
Logan Lenz
Hans Helmes
Wilda TAYLOR
Karolyn Son
Colin Zachary Phelps
Terry Muskoff
Karl K. Dittmer, Jr
Wayne Ford
John Morawa
David Gusmini
Vamsi Gaddipati
Kon Wilberg
Nancy Harrigan
Brooke Bulkley
Oliver Seuberth
Lei Camille Martin
Paul LOMONACO
Victor Powell
Justin Simmons
Joseph Serwa
William Nicholson
John Spielman
Paul Schoeb
James Ragnbar Petterson...
Larry Wilkin
Pete Rosskamm
Gary Otto
Matthew Brooksher
Rok Povse
Matthew Lewis
Ebrima Jallow
Philip CLARKE
Dave Meyer
Thomas Leister
Hani Gobran
Paulo Nunes
Paula Green
Randall A Hamerly
Hiren Desai
William Bennett
Eric Nielsen
Joseph Veys
John Lee
Michel BURIN
Rajash G Bhakta
Timothy Jones

Kevin Brown
Sheila Henriques
Jeffrey Dreisinger
Cyndi Reyes
Robert Albright
Midian Jones
Stephen Dodson
Don SPRADLIN
David Davis
Charles Anthony Lelm
Suzy Lucy
James Ameriks
Johnand Nancy Parker
Vincent Radcke
Guy Halperin
Kevin Mclain
Roger Chan
John R Pollard
William Dupree
Randi Slaughter
Brian Lee
Lewis D. Sanders
Santosh Kumar
Ulises Rabeiro
Lee Szambecki
Akshat Jain
Carly Jann
Liling Tan
Vincent Novak
Doug Perry
John Kupferschmid
Robert W Mitchell
Pravin Jagani
Jared Lard
Bruce Edward Clark
Robert Bronk
Camilla Narciso Santa Pa...
Patricia Hinkley
Joan Navarro
Andy Dang
Yue Kong Lau
Jonathan Harshman
Mohammad J Nuristani (...
Janice Pizzonia
David Blue
David Malone
Wade Hazelbaker
David Desko
Charles ZAPOTOCKY
Paul Haye
Yuan Tang
Jason W. Sharp
John Beer
Oleg Baranov
Kareem H Neveau
Eric Burgess
Frederick N. Schnurr
G Cross
Robert Willett
Brandon Bonde
Michael K Kesler
James Magnusen
Mario M Teel Jr.
Yogendre Kumar Patel
Robin TAKAH
Michael Peter Bahra
Ashraf Arbee
Len Hobson
Bishnu Acharya
Abheek GUPTA

Alexander Clarence Mcint...
Dan Jennings
Johnson Hor
Daniel Chan
Roger Enget
Marty Blackmon
Jim Harvey Sy
Robert Hess
Eric Brook
Heath Thein
Bryan Dennstedt
Glenna Agbayani
Trevor Ghylin
Briarley Davidson
Leslie Johnson
Anup Bhulabhai
Joseph Abbott
Shirram Mogallapalli
Chris Reilly
Mathieu Roegiers
Elvia Deans
Heidi Hecht
Russell JACKSON
Nathan Mee
Sienna Imrie
Richard Lipham
Stefaan Vandendriessche
Dhiraj Sachdev
Thomas HARDGE
John Reizner
Mark Steinmetz
K. James Steeden
Robert Florentine
John SCHEMPF
Guoxin Wu
Carol Suzanne Ishak
Ringo Lanzetti
Kevin Delventhal
David J Pfiffner
Paul Grayburn
Berend Jan Schonewille
Stephen Jon WILBER
Brian Lablanc
Alice Wu
Kelvin Nguyen
Ignace Van De Veire
Daniel Spedale
Srinivasa Dangati
Daniel Squier
Thomas B Peizer
David LISTER
Tyler Heibeck
Brian Ciriaco
George Brunswig
Barry Friedmann
Carol Young
Santo Siragusa
Matthew Conner
Ronel Delva
Christian Shults
Michael Bhagat
Roger Smith
Neeta Kudtarkar
Anthony A Cook
Munira Hirji
Jacob Amanquah
Brian Antonius
Simon Douglas MASTERS
Bruce Edwards
Ahmad Banat

Konstantinos Spaliaras
Kirk McKay
Anthony Edw. J Campbell
Carlos Manuel Rebolledo
Talatu Suleman Abubakar
Ahilan Subramaniam
Rolo Talorda
Jiashu Wang
Trasey Green
John Arthur King
Jacqueline Dominguez
Carl Spanoghe
Austin Murkland
Rita Alejandrez
Toby Vanderbeek
Anthony Hand
Stan Lindenfeld
Rita and Gene McColgin
Kiran Shah
Ravi Alimchandani
Robert B. GREENE
Brian Sweeney
William E. Wendel
Stefanie Young
Cathy Ye
Abraham Livchitz
Tiffany Yam
Reynaldo Fuste
Guenadi Jilevski
Salim Jaffer
Michael Rosenfeld
Luke Trapp
Andrew Dunlap
Robert Lester Buckner
John A Wincott
Aleksander Kalynovych
Brian Michaud
Karen Wadler
Paul Smith
Mark Bohlmann
Dua Alkhatib
Roger Montelius
Jack Foo
Robert Wagnon
Molly Osborne
Scotty Johnson
David Stone
Greg Hantak
Robert Woerner
Patrick Maloney
David Inman
Li Ann Wong
Wen Chun Greene
Dolores Brannigan
Peter B McAllister
Frank Bialek
Peter E Shin
Michael Thorne
Evan Armstrong
Alan Broxterman
Craig L. Cupp
Craig A Ewers
Michael Lee
Sophia Haque
Paul Shields
Barbara Sickler
Anthony Gabino
James Lewis
Carlos Valverde
Kent Wong

Christopher David Baxter
Arno Hesse
Shaunya Boddie
Barionel Guiteau
Scott Travis
Kevin Zuber
Jimmy Ku
Senthil Subramanian
Dana Lott
Daniela Rincon
Leigh Honeywell
Nicholas Edwards
Jikly Batista
David Lanfair
Brian Hom
Sarah Thompson
Michael Light
Chinna Subbaraju Vatsavai
Harold Lorenzo
Evan Gregor
Floyd Nevseta
David Ritchie
Chris Smith
Luis Debayle
Gloria Su
Nicole Upshaw
Kyle Gordon
Jacobus Dirk Spreeuwen...
Michael Green
Mark C MISAGHI
Pat Noack
Diederik Johannes Kruger
Trent Hilderbrand
Jeannette Feliciano
Kathy HANARA
Peter G Fagan
Mohan Rangan
Erwin Raeds
Maryann Lacey
Melvin Moy
Heather Williams
William Adams
Ann M. Vicek
Sergio Meiron
Joseph H Leath
Sharon Robertson
Timothy M. Keil
Gregory M BLAIR
Chris Daniels
Jon Mattson
Edgar Sarmiento
Catherine Kominos
Dallas Tim Tolin
Ruth Janette Thean
Lawrence A Pollack
Mark Arruda
Shobashalini Chokkalinga...
Randall Sliva
Timothy Felt
James T Jewett II
John Fusselman
Keith Nation
Omar Chraibi
Tan Soo Siang RICHARD
Guillaume Aquin
James Benson
Glenn Patch
Marilyn Anderson
Jeremy Soister
Chris Griffin

Ka Hung Wong
Antonio Casellas-Bond
Adam Fishback
Priyeshkumar Patel
Erasmo Leon
Jeffrey Bylinowski
Rick Reznicsek
Jeffrey Feulner
Paul Boyer
Youree Choi
Steven Liu
Christopher Sue
Carol Castagna
Tim Tesreau
Nathan Webber
Melvin Kestner
Elisabeth Duncan
Juliet Daniel
Robert Lee
Tina Fina LINEBACK
Maxim Moerland
Brian T. Stires
Ian Aston
Jasmine HAWKINS
Paul Smith
Leonard Chijioke Ezenwa
Anthony Verkruyse
Michael E Wendel JR
Bruce Orians
William Johnson, IV

Thank You!

From the Humphry Slocombe Team



Jina Osumi
CEO



Hanson Li
Board Member



Jake Godby
Founder and Executive Chef



Sean Vahey
Founder and Head of Marketing



Aaron French
Head of Operations
Former Director of Commercialization at Revolution Foods, Former Director of Supply Chain at Blue Apron, Former Sr Sourcing Manager at Safeway.



Robert Macias
Head of Retail & Events
Former multi-unit store manager at Starbucks and Peet's. Former multi-unit F&B manager Silverado Resort & Spa and Aramark.



Claire Koerschen
Wholesale and E-commerce Manager
Former Co-owner of Salt Pt. Butchery and Provisions, Former Manager/Director at 4505 Meats



Daisy Tran
Digital Marketing Manager
Storyteller skilled in creation of compelling content, social, and digital marketing strategies



Cesia Mijango
Accountant
Experienced Tax Manager, Former Bookkeeper and Tax Coordinator at BackOps

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Hanson Li	Investment @ Salt Partners	2014
Jina Osumi	Ice Cream @ Humphry Slocombe Group	2015
Tiffany Yam	Investment @ Salt Partners Group, LLC	2015

Officers

OFFICER	TITLE	JOINED
Hanson Li	CFO Secretary	2014
Aaron French	Head of Operations	2018
Jina Osumi	CEO President	2015

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Salt Partners HS LLC	85,000 Common Units	54.2%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
12/2016	$865,034		Other
07/2017	$985,000	Series Seed Preferred	Other
01/2019	$118,000	Series Seed	Other
04/2019	$45,000	Series Seed	Other
01/2020	$100,001	Series Seed	Other

The use of proceeds is to fund general operations.

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
12/20/2016	$865,034	8.0%	20.0%	$10,000,000	07/26/2017

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURREI
Wholefoods Market Services, Inc.	09/01/2017	$25,185	$15,849	5.0%		Yes
B-side	01/07/2019	$50,000	$54,000	8.0%	01/01/2021	Yes
	06/14/2019	$29,058	$0	16.5%		
Square	06/26/2019	$31,026	$0	15.25%	03/03/2020	
Square	07/19/2019	$37,385	$0	15.25%	02/05/2020	
Kabbage	08/26/2019	$100,000	$74,625	16.5%	09/16/2020	Yes
Bluevine	10/31/2019	$51,500	$37,048	14.0%	04/30/2020	
B-side	11/08/2019	$50,000	$54,000	8.0%	11/08/2020	
Square	12/09/2019	$55,537	$60,054	11.25%		Yes

Related Party Transactions

Name	Jina Osumi
Amount Invested	$50,000
Transaction type	Loan
Issued	12/08/2018
Outstanding principal plus interest	$50,000 as of 08/2019
Interest	8.0 per annum
Maturity	12/31/2018
Outstanding	Yes
Current with payments	Yes
Relationship	CEO

Name	Jina Osumi
Amount Invested	$76,000
Transaction type	Loan
Issued	07/01/2019
Interest	8.0 per annum
Maturity	07/01/2020
Outstanding	Yes
Current with payments	Yes
Relationship	CEO

Name	Salt Partners
Amount Invested	$100,000
Transaction type	Loan
Issued	06/01/2019
Outstanding principal plus interest	$108,000 as of 05/2020
Interest	8.0 per annum
Maturity	06/01/2020
Outstanding	Yes
Current with payments	Yes
Relationship	Owner

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common	127,147	127,147	Yes
Series Seed	26,563	26,563	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	15,072

Risks

Hanson Li is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

The market for ultra premium ice cream is still relatively new. Customers are not necessarily ready to pay more for ice cream.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Food safety risk - mitigated by using co-packers for some flavors, testing product, regulation inspections.

We are opening 2 new retail shops in in the Bay Area and there is no guarantee that they will be as successful as our existing stores.

Wholesale growth depends on getting key accounts during their reset period, which happens once a year. If we don't get into an account, we have to wait until the next year to reapply.

This is a seasonal business - we typically experience negative cash flow during the winter and positive cash flow during the summer.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the unitholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.In the future, we will perform valuations of our common units that take into account factors such as the following:

- unrelated third party valuations of our common units;
- the price at which we sell other securities, such as convertible debt or preferred units, in light of the rights, preferences and privileges of our those securities relative to those of our common units;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the lack of marketability of our common units;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Humphry Slocombe Group, LLC

- California Limited Liability Company
- Organized December 2008
- 16 employees

2790A Harrison Street
San Francisco CA 94110

http://humphryslocombe.com

Business Description

Refer to the Humphry Slocombe profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Humphry Slocombe is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Say Hello

Questions? Ideas? Love Letters?

Say something nice....

SUBMIT COMMENT


You're pretty neat.

You're the first one here!
Early people don't usually get a prize, so here's a love letter from us.

wefunder.com/humphryslocombe/reports/2019 is managed by Wefunder Inc. *Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Regulation Crowdfunding offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Regulation D and A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA. By using wefunder.com, you accept our Terms & Privacy Policy. If investing, you accept our Investor Agreement. You may also view our Privacy Notice.*